December 19, 2011

VIA EDGAR TRANSMISSION

Laura Hatch

Kathy Churko

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

AdvisorOne Funds (the “Registrant”) N-14 (Registration No. 333-177503)

Dear Ms. Hatch and Ms. Churko:

The following summarizes and responds to the SEC staff’s comments to Registrant’s first pre-effective amendment to its Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-177503) relating to the proposed acquisition of the assets and liabilities of the Milestone Treasury Obligations Portfolio (“Acquired Fund”), a series of The Milestone Funds (the “Milestone Trust”), by the Milestone Treasury Obligations Fund (“Acquiring Fund”), a newly created series of the Registrant.

A.

General Comments

Auditor Consent

Comment  The consent of the auditors of the Acquiring Fund was not included in the previous pre-effective amendment to the Registration Statement.  Please include the consent with the second pre-effective amendment.

Response:  The consent is included as an exhibit to the second pre-effective amendment to the Registration Statement.

Expense Waiver and Reimbursement Agreement

Comment:  Please confirm whether the expense waiver and reimbursement agreement for the Acquiring Fund (the “Waiver Agreement”) will be filed as an exhibit to the Registration Statement or to the Rule 485(a) amendment to the registration statement on Form N-1A of the AdvisorOne Funds (“AdvisorOne”) related to the formation of the Acquiring Fund.

Response:  The Waiver Agreement will be filed as an exhibit to the Rule 485 amendment to the registration statement on Form N-1A of AdvisorOne.

Recoupment of Previously Waived Expenses

Comment:  Please confirm whether or not the previous investment adviser, Milestone Capital Management, LLC (“Milestone”), to the Acquired Fund will be able to recoup previously waived expenses from either the Acquired Fund or the Acquiring Fund.

Response:  Milestone will not seek recoupment of previously waived or reimbursed expenses from either the Acquired Fund or the Acquiring Fund.  Milestone was terminated as investment adviser by the board of trustees of the Milestone Trust in August.  As a result of such termination, Milestone’s ability to seek recoupment of previously waived or reimbursed expenses was terminated along with the investment management agreement.

B.

Prospectus/Proxy Statement

Fee Table

Waiver Agreement

Comment:  The fee table for each class of shares of the Acquiring Fund currently reflects fees and expenses that are net of the Waiver Agreement.  However, the accompanying disclosure indicates that the Waiver Agreement is effective until at least August 31, 2011.  To the extent that Waiver Agreement only is effective through August 31, 2011, please revise the fee table to reflect actual expenses without giving effect to the Waiver Agreement.  Alternatively, please adjust the disclosure to reflect that the Waiver Agreement will be in effect for at least one year following the closing of the transaction contemplated in the Registration Statement.

Response:   The disclosure accompanying each fee table has been revised to provide that the Waiver Agreement will be effective until at least March 31, 2013.

Other Expenses

Comment:  For two of the classes of shares of the Acquiring Fund (Premium and Financial Class shares), the other expense caption in the fee table of each class increases on a pro-forma basis while the same expenses decrease on a pro-forma basis for the other two classes (Institutional and Investor Class shares).  Please explain the divergence.

Response:  The divergence in expenses between the Premium and Financial Class shares on one hand and the Institutional and Investor Class shares on the other is attributable to the allocation of state registration and filing fees (“Blue Sky Fees”) among the various share classes.  The Milestone Trust accounted for Blue Sky Fees incurred by the Institutional and Investor Class shares as a class specific expense.  AdvisorOne allocates such expenses according to the manner in which the specific state invoices for the Blue Sky Fees.  For example, if the state invoices for Blue Sky Fees at the “fund” level rather than the “class level”, the expenses would be allocated to the specific classes in the same proportion that the assets of such class relates to the total assets of the fund.  This has the effect of resulting in slightly lower expenses for the Institutional and Investor Class shares while also resulting in slightly higher expenses for the other two classes.  Blue Sky Fees that are billed at the “class level” are passed through directly to the applicable class.

Comment:  To the extent that the Blue Sky Fees are allocated across all classes of the Acquiring Fund as opposed to specific classes, please explain why such an approach is reasonable and appropriate.

Response:  See the response above.

Premium Class Shares – Rule 12b-1 Distribution Fee

Comment:  The fee table for the Premium Class shares reflects a Rule 12b-1 distribution fee of 0.25%; however, disclosure later in the Registration Statement indicates that the Premium Class shares can be subject to a Rule 12b-1 distribution fee of up to 0.35%.  Please clarify whether or not the reduction in the Rule 12b-1 distribution fee will extend for an entire year.  If not, please revise the fee table to reflect a shareholder servicing fee of 0.35%.

Response:  The reduction in the rate of the Rule 12b-1 distribution fee from 0.35% to 0.25% will continue until at least March 31, 2013.

Investor Class Shares – Shareholder Servicing Fee

Comment:  The fee table for the Investor Class shares reflects a shareholder servicing fee of 0.20%; however, disclosure later in the Registration Statement indicates that the Investor Class shares can be subject to a shareholder servicing fee of up to 0.25%.  Please clarify whether or not the reduction in the shareholder servicing fee will extend for an entire year.  If not, please revise the fee table to reflect a shareholder servicing fee of 0.25%.

Response:  The reduction in the rate of the shareholder servicing fee from 0.25% to 0.20% will continue until at least March 31, 2013.

Expense Examples

Comment:  Consider moving the expense example for each class of shares to the area immediately following the fee table for each such class.

Response:  Given time constraints associated with this matter, the Registrant has elected not to move the expense examples as suggested.

Comment:  If the fee table for each class of shares is revised to exclude the effect of the Waiver Agreement and/or the reduction of the shareholder servicing fee in the case of the Investor Class shares, please revise the expense example for each affected class to reflect the impact of the higher expense ratio.

Response:  As noted above, both the Waiver Agreement and reduction of the shareholder servicing fee will remain in effect until at least March 31, 2013.  As a result, the expense examples continue to reflect the reduced expense ratio.

Comment:  The expense example for the Premium Class, Financial Class, and Institutional Class shares seem to contain certain typographical errors.  Please revise the expense example for each such class accordingly.

Response:  The typographical errors have been corrected.

Comment: In recalculating the pro-forma expense examples for the Premium Class shares, the staff noted a slight variance from the examples in the Registration Statement.  Specifically, the example for: 3 years, the expense example was recalculated as $217 compared with $215 as set forth in the Registration Statement; 5 years, the expense example was recalculated as $380 compared with $376 in the Registration Statement; and 10 years, the expense example was recalculated as $855 compared with $844 in the Registration Statement.

Response:  The Registrant believes that the deviation in the expense examples as noted above largely are attributable to an incorrect expense ratio.  As set forth in the fee table for the Premium Class shares, the expense ratio, before giving effect to fee waivers and reimbursements is 0.68%.  It appears that ratio that was used in recalculating the expense examples was 0.69% which would explain the difference in numbers.

Performance Information

Comment:  Please verify the telephone number investors should use to obtain the current yield of Acquiring Fund.

Response:  The telephone number in the Registration Statement is accurate.  The number that should be used by investors is 1-800-941-6453.

Management And Arrangements With Service Providers

Comment:  Please update the discussion regarding the Waiver Agreement to reflect the correct date of the Waiver Agreement.

Response:  The disclosure has been updated to reflect that the Waiver Agreement will remain in effect until at least March 31, 2013.

Other Service Providers

Comment:  The Registration Statement provides that Gemini Fund Services, LLC (“Gemini”) will become the transfer agent for the Acquiring Fund following the closing of the transactions contemplated by the Registration Statement.  Please confirm whether or not transfer agency expenses will increase once Gemini becomes the transfer agent for the Acquiring Fund.

Response:  The transfer agency fees paid by the Acquiring Fund will not increase as a result of Gemini becoming the transfer agent.

Proposal Number 2 – Consideration of the Proposed Investment Advisory Agreement by and between Milestone Trust and CLS Investments, LLC (“CLS”) with Respect to the Acquired Fund.

Comment:  Please clarify whether the terms and conditions of the proposed investment advisory agreement are substantially identical or merely similar to the previous investment advisory agreement.

Response:  The disclosure has been revised to reflect that the proposed investment advisory agreement is substantially identical in all material respects to the previous investment advisory agreement.

Evaluation by the Board of Trustees.

Comment:  Please clarify whether or not CLS has committed to maintaining certain “yield floors” in addition to continuing to manage and operate the Acquired Fund under the same investment strategies, policies and limitations that currently are in effect.

Response:  The disclosure has been clarified to reflect that CLS has not offered any specific guarantees with respect to the maintenance of yield floors with regard to the Acquired Fund.  However, CLS has committed to maintain the same yield stabilization efforts as currently are in effect.  Such efforts amount to waiving or limiting fund expenses so as to maintain a positive yield (i.e., a yield greater than zero) as opposed to any specific yield target.

Comment:  References to Financial Statements of the Acquired Fund in the Prospectus and Statement of Additional Information should include a reference to the Semi-Annual Report to Shareholders of the Milestone Trust.

Response:  The disclosure has been updated to include references to the Semi-Annual Report to Shareholders of the Milestone Trust.

C.

Exhibit B to the Prospectus/Proxy Statement

Comment:  Please include the proposed investment advisory agreement in the next pre-effective amendment to the Registration Statement.

Response:  The proposed investment advisory agreement is included as Appendix B to the Prospectus/Proxy Statement.

D.

Statement of Additional Information

Comment:  Please confirm that the dates set forth in the introductory paragraph of the Statement of Additional are correct.

Response:  The disclosure has been revised to reflect the correct dates.

*     *     *     *     *

Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please call the undersigned at 202.973.2735 with any questions concerning the foregoing.

/s/ Terrence Davis

Terrence Davis